

Tinnetta Church
Compliance Specialist

Wells Fargo Securities, LLC
MAC D1050-064
401 S Tryon St.
6th Floor
Charlotte, NC 28202

Cell: 980-215-4622

April 20, 2023

U.S Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Wells Fargo Bank, N.A
SBSE A/A Summary of changes

1. Removed Renee Allen and added Chris Ragsdale as a Contact Employee on Applicant Data – Page 1.
2. Removed Renee Allen as a Principal on Schedule A.
3. Removed James Clingham Jr as a Principal on Schedule A.
4. Added Vincent Hindman as a Principal on Schedule A
5. Removed Renee Allen as Registration Contact and added Chris Ragsdale on Form 7R.
6. Removed Renee Allen as Membershipt Contact and added Chris Ragsdale on Form 7R.
7. Current 7R was uploaded.
8. Schedule B, item 14 was uploaded with brief description.
9. Schedule B, item 15 was uploaded with brief description.

If any additional information is needed, please feel free to contact me.

Sincerely,

Wells Fargo Bank, N.A